UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
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SEC FILE NUMBER 000-50351

CUSIP NUMBER 37184 10 1

(Check One):	Form 10-K Form 20-F Form 11-K Form 10-Q Form D Form N-SAR Form N-CSR

For Period Ended: fiscal quarter ended March 31, 2006

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I – REGISTRANT INFORMATION

GENESIS HEALTHCARE CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

101 EAST STATE STREET

Address of Principal Executive Office (Street and Number)

KENNETT SQUARE, PENNSYLVANIA 19348

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As previously disclosed in its Current Report on Form 8-K filed April 28, 2006, Genesis HealthCare Corporation (GHC) will restate its previously issued financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 and the fiscal quarter ended December 31, 2005 as a result of certain accounting errors. Due to the ongoing evaluation of the accounting errors by GHC and KPMG, its independent registered public accounting firm, GHC is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006 by the filing deadline without unreasonable effort and expense.

GHC currently expects to complete its review and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 on May 15, 2006. GHC is working diligently to file expeditiously its amended Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005 but can not predict the expected filing date at this time.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James V. McKeon	610	444-6350

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENESIS HEALTHCARE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2006	By	/s/ James V. McKeon

Name: James V. McKeon
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).